FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Consolidated financial results for the six months ended September 30, 2005, which was filed with the Tokyo Stock Exchange on November 7, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 7, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2005

(Prepared in Accordance with U.S. GAAP)

November 7, 2005

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 7, 2005
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1. Consolidated Financial Results for the Six Months Ended September 30, 2005

     (Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Change	Operating income	Change	Income before income taxes	Change
Six months ended September 30, 2005	¥111,870	(1.9)%	¥7,462	(37.0)%	¥14,335	23.7%
Six months ended September 30, 2004	114,009	(12.3)	11,851	(45.4)	11,586	(48.3)

Year ended March 31, 2005	260,691		28,136		27,442

	Net income	Change	Net income per share (Yen)	Diluted net income Per share (Yen)
Six months ended September 30, 2005	¥6,964	328.3%	¥53.45	¥53.44
Six months ended September 30, 2004	1,626	(85.0)	13.51	13.51

Year ended March 31, 2005	10,486		87.41	87.41

Notes:

1.	Equity in net income (loss) of affiliated companies

Six months ended September 30, 2005:	¥	— million
Six months ended September 30, 2004:		(2,551) million
Year ended March 31, 2005:		(6,293) million

2.	Weighted-average common shares outstanding

Six months ended September 30, 2005:	130,300,952 shares
Six months ended September 30, 2004:	120,388,556 shares
Year ended March 31, 2005:	119,970,052 shares
3.	Change in accounting policies: None
4.	Change (%) of net revenues, operating income, income before income taxes and net income represents the increase or decrease relative to the same period of the previous year.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Total stockholders’ equity per share (Yen)
September 30, 2005	¥302,021	¥133,866	44.3%	¥1,027.32
September 30, 2004	294,274	99,847	33.9%	833.28

March 31, 2005	304,321	105,857	34.8%	885.97

Note:

Number of shares outstanding

September 30, 2005:	130,306,075 shares
September 30, 2004:	119,823,294 shares
March 31, 2005:	119,481,411 shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2005	¥2,270	¥7,138	¥(23,840)	¥75,678
Six months ended September 30, 2004	6,547	(7,891)	(6,814)	79,779

Year ended March 31, 2005	27,760	(14,343)	(11,670)	89,583

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method
Number of consolidated subsidiaries:		23
Number of affiliated companies accounted for by the equity method:		0

(5) Changes in Reporting Entities
Number of consolidated subsidiaries added:		3
Number of consolidated subsidiaries removed:		7
Number of affiliated companies accounted for by the equity method added:		0
Number of affiliated companies accounted for by the equity method removed:		2

2. Consolidated Financial Forecast for the Year Ending March 31, 2006
	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2006	¥270,000	¥28,500	¥34,000	¥18,000

(Reference)

    Expected net income per share for the year ending March 31, 2006 is ¥138.14.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies. Please refer to page 13 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate, engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 23 consolidated subsidiaries. Each of the Company and its subsidiaries is categorized into business segments based on its operations as stated below. Four business segments categorization stated below is based on the same criteria explained under “5. Segment Information (Unaudited).” However, Gaming Business Segment changed its name to Gaming & System Business Segment on October 1, 2005, as mentioned note 2(*8) below.

Business Segments	Major Companies
The Company (*1,2,3,4,6)
	Domestic (*3)	Konami Marketing Japan, Inc. (*6)
HUDSON SOFT CO., LTD(*4)

Konami Digital Entertainment, Inc.(*7)
Digital Entertainment (*5)		Konami of Europe GmbH
Konami Software Shanghai, Inc.
	Overseas	Konami Marketing, Inc.(*7)
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Hudson Entertainment, Inc. (*4)

	Domestic	The Company

Gaming & System (*8)	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd, One other company

The Company
Health & Fitness (*5)	Domestic	Konami Sports Life Corporation
Konami Sports Corporation
Two other companies

KPE, Inc., Konami Marketing Japan, Inc.(*6)
	Domestic	Konami Real Estate, Inc., Konami School, Inc.
Other		Two other companies

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended September 30, 2005 are as follows.
*1.	The Company merged with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc. and Konami Media Entertainment, Inc. on April 1, 2005.
*2.	The Company merged with Konami Traumer, Inc. on June 1, 2005.
*3.	The Company has sold its entire shares of TAKARA Co., LTD, an equity-method affiliate, and has dissolved its equity relationship on April 25, 2005.
*4.	As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, HUDSON SOFT CO., LTD, an equity-method affiliate, became a 53.99% owned consolidated subsidiary of the Company. Hudson Entertainment, Inc., a subsidiary of HUDSON CO., LTD, became a consolidated subsidiary of the Company.
*5.	Digital Entertainment segment comprises previous Computer & Video Games segment, Toy & Hobby segment, Amusement segment, online business took over from Konami Online, Inc. and multimedia business took over from Konami Media Entertainment, Inc. on April 1, 2005.
*6.	The Company merged with Konami Marketing Japan, Inc. on October 1, 2005.
*7.	Konami Digital Entertainment, Inc. merged with and Konami Marketing, Inc. on October 1, 2005.
*8.	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.

Business Organization

2. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We aim to be a business group of which people around the globe have high expectations, through creating and providing them with “valuable time”. Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources and maintain these specific management policies: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

In order to maximize our shareholders’ value, we strive continuously to increase and improve our market capitalization and provide stable dividends to return profits to shareholders. Our policy is to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source to pay dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, we aim to create a “High Quality Life” full of “dreams”, “surprises” and “fascination” in everyday life for people all over the world by offering entertainment and health products and services with universal appeal.

2. Profit Appropriation Policy

The Company’s basic policy in profit distribution is to provide stable and high dividend payouts to our stockholders and to increase our corporate value. Our policy is to use retained earnings for investments focused on business fields with good future profitability and other prospects to strengthen our growth potential and competitiveness.

3. Medium to Long-term Strategies and Objectives

Restructuring of business operations in order to respond to changing market conditions

The arrival of an internet society and the development of digital technology have been rapidly eroding the business barriers among industries related to digital entertainment. Especially this trend has accelerated since the emergence of the online game market. In order to respond to the diversifying needs of consumers, we positioned five areas (Computer & Video Games, Toy & Hobby, Amusement, On-line and Multimedia) as a unified Digital Entertainment Business and established a system that can maximize the synergy effects. Along with this business restructuring, we established three business segments to respond to the changing market conditions: the Digital Entertainment segment, the Gaming & System segment, and the Health & Fitness segment.

Increased profitability and injection of managerial resources into growing business areas

On April 1, 2005, we merged our three group companies engaged in the production of home videogame software and our two group companies specialized in online games, music and publishing. As a result, we will be integrating and sharing our creators, intellectual property, and production know-how—resources previously separated between our three production companies. We also will pursue improved profitability by promoting an effective product line-up and streamlining operations which have become redundant or complex over many years. With the maturation of the internet and other online environments, we plan to redistribute our managerial resources from our videogame software to our online business, an area which we expect to grow in the future. Through all of these efforts, we will strive to maintain the Company’s growth.

Promoting global development by implementing a corporate structure with regional responsibility

Given the acceleration of globalization and the growth the internet in recent years, it is important for us to keep in mind of the features of a market which is growing globally, and respond flexibly and promptly, above and beyond the structure of our existing business segments. We now classify the world market into four regions—Japan, North America, Europe, and Asia. Henceforth we have built an organizational structure to achieve maximal synergy effects among the businesses in the market of each region. Regional directors in Japan, North America, Europe and Asia will take charge of the business in their respective markets. Regional directors are in charge of development, production, and sales across business segments, and shoulders the role of promoting further global development of the Konami Group by assuming ultimate responsibility in each region.

Addition of Hudson as our subsidiary

Responding to a request from HUDSON SOFT CO., LTD., a firm which expects to report a considerable net loss for the year ended March 31, 2005, we decided to support an increase of its capitalization on April 27, 2005 and accept a subscription offer to increase allotment as a third party. Consequently, Hudson became our consolidated subsidiary. We will support Hudson’s management reconstruction and aim for a gain of synergy effects, mainly with our online business.

Reorganization of sales, distribution and services

On October 1, 2005, we merged with our group company engaged in the sales and publicity of Digital Entertainment Business and will operate a full range of functions of planning, production, publicity and sales in order to operate the business more effectively and efficiently. At the same time, we divided our distribution and customer service departments and established a new consolidated subsidiary, Konami Logistics and Service, Inc.

Group restructuring and shift to Holding Company structure by company separation

In the population ages and birth rates decline and people become more health-conscious, our subsidiaries, Konami Sports Life and Konami Sports will merge and new Konami Sport after the merger becomes a wholly owned subsidiary of the Company by share exchange. We allocate management resources properly and speed up management decision in the Health industry where the great demand is highly expected.

Also, in terms of improving management transparency and building up speedy and flexible management structure, a newly established wholly owned subsidiary through company separation, Konami Digital Entertainment Corporation, will succeed our Digital Entertainment business and the Company will be a separate holding company.

These restructures make positions clear each of Digital Entertainment Business, Health & Fitness Business and Gaming & System Business and separate decision and supervision functions of group, and execution function in each business with speeding up our management decision makings from our shareholders’ point of view.

4. Corporate Governance Development

Our basic management policy is to place priority on shareholders, to maintain a sound relationship with all stakeholders, including shareholders, and to make a wide range of social contributions as a good corporate citizen. We need to develop strong corporate governance in order to maintain and develop these policies, and we have placed reform of our board of directors as the first and most important item in our corporate governance development agenda.

We adopted an outside corporate director in May 1992 in an effort to revitalize and strengthen the function of the board of directors, and we introduced a corporate officer system in June 1999. In June 2001, we reduced the size of our board of directors from fifteen directors to nine, including four directors from outside the company. We now have eight directors, three of whom are from outside the company. Diverse opinions are exchanged at meetings of the board of directors, with eight board directors and four auditors. Through such reform measures, we are striving to accelerate our managerial decision-making process, separate oversight and executive functions, strengthen our managerial monitoring system, revitalize our board of directors, and achieve management transparency. There are no direct interests between our outside directors and the Company, whether in terms of related-party transactions or otherwise.

We are working to implement and revitalize committees so that we can respond more effectively to the ever-complicated environment in which we operate. We established the Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly and appropriately to internal and external risks. We established the Compliance Committee in September 2001 to reinforce our entire system for encouraging compliance with and keeping employees aware of applicable laws, rules, and regulations.

As an SEC reporting company listed on the New York Stock Exchange, we are subject to the Sarbanes-Oxley Act. With the enactment of the Sarbanes-Oxley Act, we established a Disclosure Committee in April 2003. The Company will also be subject to Article 404 of the Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” from the fiscal year ending March 31, 2007. The entire Konami Group is currently reworking of our documentation and assessment methods and monitoring system for important internal controls over financial reporting. Through these processes, the Disclosure Committee is seeking to establish an internal management system and to develop group company reporting procedures to facilitate accurate and timely disclosure.

We also established the Konami Group Code of Business Conduct and Ethics and the Konami Group Officers and Employees Conduct Guidelines in order to integrate the new systems and guidelines and improve standards throughout our group.

3. Business Performance and Cash Flows

1. Business Performance

Overview

During the interim consolidated accounting period under review, the Japanese economy showed signs of a solid recovery, driven by private-sector demand at home as corporate profits recovered, private-sector capital investment rose, and personal consumption slowly increased. The world economy, too, performed well overall despite concerns about the soaring price of crude oil; in particular, the U.S. economy showed steady growth that fueled a sharp rise in employment income, and the Chinese economy continued to grow.

As for the industries in which we operate, in the entertainment industry new markets continued to open up as Nintendo and Sony released new portable game consoles. Furthermore, with the announcement of the next generation of fixed-type game consoles by Nintendo, Sony, and Microsoft, demand is expected to rise even further. In the health industry, demand for fitness clubs among middle-aged and senior consumers, our main target market, is rising as the Japanese population ages and birth rates decline. Although the percentage of people who join fitness clubs in Japan is still low compared with the U.S. and Europe, the market promises to grow as our target demographic group expands and people become more health-conscious.

The following is a review of the Company’s performance during the term, starting with the Digital Entertainment Segment. In our computer and video game businesses, we have recorded brisk global sales of our popular soccer games. At the Tokyo Game Show 2005 held in September 2005, we unveiled new titles for the next generation of consoles, all in high-quality images, and offered METAL GEAR SOLID 3 SUBSISTENCE, the latest addition to the METAL GEAR SOLID series that has been met with an enthusiastic response from users across the globe and enjoyed strong attention from visitors to the event. In our toy & hobby business, the Yu-Gi-Oh! card game series, which has expanded into a global business, with a particularly strong presence in the Japanese, U.S., and European markets, continued to record strong sales. In particular, domestic sales of the card game increased substantially from the previous year. In August 2005, the third Yu-Gi-Oh! World Championship 2005 was held in Tokyo bringing together finalists who had won regional championships in countries around the globe (42 countries for the card game and 12 counties for the computer game) to compete for the title of Yu-Gi-Oh! World Champion. In our amusement business, products incorporating e-AMUSEMENT services for amusement arcades, especially MAH-JONG FIGHT CLUB, recorded strong sales. In our online business, the full-dress service Yu-Gi-Oh! ONLINE, a realistic online recreation of Yu-Gi-Oh! Official Card Game-Duel Monsters, was launched simultaneously in Japan, the U.S., and Europe in April 2005. In combination with the commencement of our WORLD SOCCER Winning Eleven series online match-up service, this marked the Company’s full debute the online games market.

In our Gaming & System segment, construction of our new office building in Las Vegas was completed in June 2005, enhancing our production capabilities. We also made other moves to gain a more solid presence in the North American market. In September 2005, the unveiling of our new K2V gaming platform garnered strong interest at Global Gaming Expo 2005, one of the U.S.’s largest gaming shows.

In our Health & Fitness segment, we expanded our network of sports facilities and, in an effort to further boost the quality of our services, we made steady progress in installing our original e-XAX IT health management system, primarily in new Konami Sports Clubs. We also expanded our lineup of original supplements with the addition of the low-calorie sports drink Isotonic Sports Drink “Isocycle” and the extra-rich green vegetable Juice “Ryokuno-Aoziru”, thus continueing to offer a wide range of healthy lifestyle choices.

On April 1, 2005, we merged with our three home video game software production subsidiaries and two subsidiaries engaged in the online, music, and publication business. On June 1, 2005, we completed a second merger with a subsidiary specialized in the planning, production and distribution of toys and upscale household goods. Through these mergers, we believe we are in a better position to adapt to changes in the entertainment industry. On April 25, 2005, we sold entire shares of Takara Co., Ltd., an equity-method affiliate and gained 6,360 million yen from it. On April 27, 2005, we accepted a request for third party allotment of additional shares from HUDSON SOFT CO., LTD. and acquired shares of Hudson shares, thereby converting it from an equity-method affiliate to a consolidated subsidiary.

As a result, consolidated net revenues for the six months ended September 30, 2005, amounted to ¥118,870 million; consolidated operating income was ¥7,462 million; consolidated net income before income taxes was ¥14,335 million; and consolidated net income was ¥6,964 million. The interim dividend payout will be ¥27 per share.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2004	Six months ended September 30, 2005	% of previous year
Digital Entertainment	¥64,900	¥66,671	102.7%
Gaming & System	5,898	4,727	80.1%
Health & Fitness	39,778	40,609	102.1%
Other, Corporate and Eliminations	3,433	(137)	—

Consolidated net revenues	¥114,009	¥111,870	98.1%

*1	Computer & Video game Segment, Toy & Hobby Segment and Amusement Segment were reorganized to Digital Entertainment Segment effective on April 1, 2005. Thus, records in previous fiscal year are reclassified into new business segment.
*2	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.

Digital Entertainment

In our Computer & Video Games business, the popular soccer game WORLD SOCCER Winning Eleven 9 recorded strong sales in the Japanese market, and the well-established baseball titles JIKKYOU PAWAFURU PUROYAKYU 12 and PROYAKYU SPIRITS 2 both registered increased sales. Overseas, the Pro Evolution Soccer series which was released last year for the European markets continued to sell at high volumes. Sales of Dance Dance Revolution EXTREME 2 and METAL GEAR ACID remained strong.

In our Toy & Hobby business, the Yu-Gi-Oh! card game series, which has expanded, with a particularly strong presence in the Japanese, U.S., and European markets, continued to record strong sales. Domestic sales of the game in particular increased substantially from the previous year. As a follow-up to the Yu-Gi-Oh! card game series, we also released two card games based on the popular animated TV series MALHEAVEN and EYESHIELD 21. Both are recording strong sales.

In our Amusement business, the MAH-JONG FIGHT CLUB series, incorporating e-AMUSEMENT services for amusement arcades, continued to record strong sales. As for token-operated games, the large-scale horse-racing game machines GI-HORSEPARK and GI-TURFWILD 2 both performed well.

In our Online business, we established a full-fledged presence in the online games market for home users, which we believe has tremendous growth potential, with the unveiling of the online match-up service for WORLD SOCCER Winning Eleven 8 LIVEWARE EVOLUTION in March 2005 and for WORLD SOCCER Winning Eleven 9 in August 2005. We also made a full-scale launch of Yu-Gi-Oh! ONLINE in April 2005. In addition, we made steady progress in the global expansion of our mobile content distribution services via major carriers based in Japan and around the world.

In our Multimedia business, we released several guides to playing popular video games that earned favorable reviews. We also produced our own original animated TV program, GOKUJO SEITOKAI, and released a series of tie-in products consisting of music CDs, DVDs and character goods. In the future, we plan to further pursue a multi-pronged merchandising strategy that integrates content from different businesses of our Digital Entertainment Segment.

As a result, consolidated net revenues in the Digital Entertainment segment for the six months ended September 30, 2005, amounted to ¥66,671 million (102.7 % of the figure for the same period in the previous year).

Gaming & System

In North America, we steadily strengthened our presence in the gaming market. Construction of our new office building in Las Vegas was completed in June 2005, and in September the unveiling of our new K2V gaming platform enjoyed strong attention at Global Gaming Expo 2005, one of the largest events of its kind in the U.S. Sales of video slot machines, one of our flagship products, increased, as did those of our mechanical slot machines, and revenues from profit-sharing agreements have climbed. The Casino Management System, a system product that promises to generate steady revenues, also attracted much customer interest. As a result, we believe our systems division can look forward to strong growth.

In Australia, the domestic gaming market showed little change. Nonetheless, we maintained sales levels through products such as our link progressive jackpot system, which won accolades at the Australasian Gaming Expo 2005 in August, one of the largest events of its kind in the Oceania region. Exports to European and Asian markets have been steady as well.

As a result, consolidated net revenue in the Gaming segment for the six months ended September 30, 2005, amounted to ¥4,727 million (80.1 % of the figure for the same period in the previous year).

Health & Fitness

In our fitness club management business, we further expanded our network of Konami Sports Clubs with the opening of the Konami Sports Club Honten Hachioji (Tokyo) in May 2005, the Konami Sports Club Takamatsu (Kagawa Prefecture) in June and the Konami Sports Club Myoden (Chiba Prefecture) in September. With the introduction of a designated administrator system, we also expanded the scope of our subcontracting services to local governments, significantly increasing the number of facilities we have been engaged to manage.

In the area of fitness products, we developed the e-XAX IT health management system, which incorporates the Konami Group’s latest technology, and made steady progress with its installation, primarily in new Konami Sports Clubs. This new system has won much praise from members. We also worked on bolstering sales of original supplements by releasing two unique new products: the low-calorie sports drink Isotonic Sports Drink “Isocycle” and the extra-rich green vegetable juice “Ryokuno Aoziru”.

In July, our nationwide chain of Konami Sports Clubs became the first private-sector facilities in Japan to be granted the right by the Japanese Olympic Committee to call themselves “JOC Athlete Support Center authorized by the Japanese Olympic Committee.” Konami Sports Clubs throughout Japan are committed to supporting Japan’s top athletes and promoting the Olympic movement in partnership with their members and all the people in their communities.

At the 32nd Int. Home Care & Rehabilitation Exhibition, which took place in September, our display showcased proprietary equipment, programs, and services that we have developed specially for an increasingly aging society. These displays integrated the expertise that we have accumulated in the course of running the Konami Sports Club network with the collective know-how we have built up at the group level. We believe the many visitors to the event came away with a better idea of our products and services in the health industry.

As a result, consolidated net revenue in the Health & Fitness segment for the six months ended September 30, 2005, amounted to ¥40,609 million (102.1 % of the figure for the same period in the previous year).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2005:

	Millions of Yen
	Six months ended September 30, 2004	Six months ended September 30, 2005	Change
Net cash provided by operating activities	¥6,547	¥2,270	¥(4,277)
Net cash used in investing activities	(7,891)	7,138	15,029
Net cash used in financing activities	(6,814)	(23,840)	(17,026)
Effect of exchange rate changes on cash and cash equivalents	1,052	527	(525)
Net increase (decrease) in cash and cash equivalents	(7,106)	(13,905)	(6,799)
Cash and cash equivalents, end of the period	79,779	75,678	(4,101)

Cash and cash equivalents (“cash”) amounted to ¥75,678 million (94.9 % of the figure for the same period in previous year) at the end of September 30, 2005, decreased ¥13,905 million compared to the amount at the end of last fiscal year. This resulted primarily from income before income taxes of ¥14,335 million (123.7 % of the figure for the same period in previous year) and the proceeds from sales of shares of an affiliated company of ¥11,016 million, offset by payment of taxes of ¥10,268 million ( 724.1% of the figure for the same period in previous year), capital expenditures of ¥6,187 million ( 79.7 % of the figure for the same period in previous year), and redemption of bond of ¥15,000 million.

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥2,270 million (34.7% of the figure for the same period in previous year) for the six months ended September 30, 2005. This resulted primarily from income before income taxes of ¥14,335 million, offset by payment of taxes of ¥10,268 million.

Cash flows from investing activities:

Net cash provided by investing activities amounted to ¥7,138 million for the six months ended September 30, 2005 (used ¥7,891 million for the same period in previous year). This resulted primarily from the proceeds from sales of shares of affiliated companies of ¥11,016 million and proceeds from sales of fixed assets ¥2,310 million, offset by capital expenditures of ¥6,187 million for investment into facilities.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥23,840 million for the six months ended September 30, 2005 (349.9% of the figure for the same period in previous year). This was primarily due to redemption of bond of ¥15,000 million and payments of dividends of ¥3,341 million.

The following table represents certain cash flow indexes for the six months ended September 30, 2005:

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Equity-assets ratio (%)	33.9	44.3	34.8
Equity-assets ratio at fair value (%)	99.4	110.2	93.4
Years of debt redemption (years)	11.8	29.9	2.8
Interest coverage ratio (times)	13.8	4.3	28.6

Equity-assets ratio = Stockholders’ equity / Total assets

Equity-assets ratio at fair value = Market capitalization / Total assets

Years of debt redemption = Interest-bearing debts / Cash flows from operating activities

Interest coverage ratio = Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
2.	Cash flows from operating activities are from the consolidated statements of cash flow.
3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheets.

3. Activities for the Future

Digital Entertainment

In our Computer & Video Games business, we plan to release Pro Evolution Soccer 5, the European version of WORLD SOCCER Winning Eleven 9, which has a hit in Japan. In Japan, meanwhile, we intend to expand our range of sports game titles with such offerings as the soccer game J. League Winning Eleven 9 Asia Championship, the and JIKKYOU PAWAFURU PUROYAKYU 12, KETTEIBAN in the PAWAPURO series and plan to release GENSOSUIKODEN V which is the sequel of popular series. Also slated is the release of METAL GEAR ACID 2, the latest installment in the Metal Gear series which incorporates the SOLID EYE TOBIDAC!D stereoscopic viewing system which will allow users to see the world in a whole new light. In addition, we will be enhancing our library of other popular titles, starting with the Yu-Gi-Oh! series that has enjoyed sustained popularity abroad.

In our Toy & Hobby business, we plan further expansion of our product lineup, especially card games. The latest version of the Yu-Gi-Oh! card game is expected to go on sale in Japan, the U.S., and Europe, and by continuing to organize teaching events and competitions in various locations, we hope to make the series more globally popular than ever before. In the area of toys for boys, the GRANSAZERS and THE JUSTIRISERS collection will soon be joined by the SAZER X series, which is affiliated with the TV program of the same name that began broadcasting in October 2005.

In our Amusement business, we will continue efforts to boost sales of items incorporating e-AMUSEMENT services for amusement arcades. As for video games, we will be releasing a new installment in the MAH-JONG FIGHT CLUB series now well established. In the area of token-operated games, we will concentrate on further strengthening sales of our popular large-scale horse-racing game machines.

In our Online business, we intend to expand our WORLD SOCCER Winning Eleven series online match-up service to make it available in all parts of the globe on both PC and mobile formats. Plans also call for the Company’s popular Tokimeki Memorial to go online as a school community game for large numbers of players. In the area of mobile content distribution services, we will make the most of our extensive library of content, beginning with the WORLD SOCCER Winning Eleven series, in our campaign to expand our service area and add new carriers to our line-up.

In our Multimedia business, we plan to bring out a steady stream of music CDs, video DVDs, books and other items that feature Konami content. We also expect to continue producing our own original animated programs, tying in merchandise from in all sectors of our Digital Entertainment Segment.

Gaming & System

In this segment, plan to adopt a two-pronged approach that focuses on, first, slot machines, particularly the new K2V gaming platform that attracted strong attention at the recent gaming expo, and, second, casino management systems. In October 2005, we concluded a sales agreement which installment amounts are the biggest for the Company in the past years for the Casino Management System with a casino directly operated by the government of Quebec in Canada. With the legalization of gambling in Pennsylvania and other jurisdictions in North America and growing demand in Europe and Southeast Asia, we believe the gaming market is poised for further expansion. The Company intends to make the most of this opportunity, both by tapping the increased production capacity provided by our new office building, and by enhancing our customer service and training facilities, indispensable to strengthening system sales.

Health & Fitness

In our fitness club management business, we plan to continue expanding our network of high-quality facilities in pursuit of our goal of providing safe, clean, comfortable sports clubs that cater to all our customers’ fitness needs.

In the fitness products business, we plan to make further headway in installing the e-XAX IT health management system, enhance our lineup of original supplements and products for the home and actively develop products and services designed to help seniors stay healthy and avoid the need for nursing care.

In July 2005, The Company decided to give its name to the Asia Series 2005, the first official international baseball championship in which the top baseball teams from China, Chinese Taipei, South Korea, and Japan will compete for the top spot in Asia. This event, to take place in November, is officially called the KONAMI CUP Asia Series 2005. Through our Digital Entertainment and Health & Fitness segments, we help bring sports to people around the world. Also, as an official partner of Nippon Professional Baseball, we have long supported the healthy development of professional baseball. By sponsoring the Asia Series 2005, we hope again to create fun and excitement for sports lovers everywhere.

We did not revise our consolidated earnings forecast for the year ending March 31, 2006, as announced on May 10, 2005. Year-end dividend payout for the consolidated fiscal year ending March 31, 2006 will be ¥27 per share (dividend for the year: ¥54 per share including an interim dividend of ¥27 per share).

Cautionary Statements with Respect to Outlook

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2004		September 30, 2005		March 31, 2005		September 30, 2005
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥79,779		¥75,678		¥89,583		$668,593
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥754 million, ¥ 463 million ($ 4,090 thousand) and ¥604 million at September 30, 2004, September 30, 2005 and March 31, 2005, respectively	25,017		25,029		33,577		221,124
Inventories	23,826		22,550		15,488		199,223
Deferred income taxes, net	13,798		13,229		18,392		116,873
Prepaid expenses and other current assets	8,045		9,833		4,898		86,872

Total current assets	150,465	51.1	146,319	48.5	161,938	53.2	1,292,685
PROPERTY AND EQUIPMENT, net	47,394	16.1	52,277	17.3	46,595	15.3	461,852
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	130		185		165		1,634
Investments in affiliates	9,419		—		5,184		—
Identifiable intangible assets	46,389		45,944		45,991		405,902
Goodwill	463		15,471		849		136,682
Lease deposits	23,684		25,032		24,216		221,150
Other assets	16,330		16,793		19,383		148,361
Total investments and other assets	96,415	32.8	103,425	34.2	95,788	31.5	913,729

TOTAL ASSETS	¥294,274	100.0	¥302,021	100.0	¥304,321	100.0	$2,668,266

See accompanying notes to consolidated financial statements

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2004		September 30, 2005		March 31, 2005		September 30, 2005
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥7,073		¥9,990		¥8,582		$88,259
Current portion of long-term debt and capital lease obligations	17,591		17,147		16,727		151,489
Trade notes and accounts payable	16,477		13,399		16,134		118,376
Accrued income taxes	21,960		19,770		28,372		174,662
Accrued expenses	18,173		17,248		19,875		152,381
Deferred revenue	6,088		5,986		5,396		52,885
Other current liabilities	4,139		4,080		4,741		36,045

Total current liabilities	91,501	31.1	87,620	29.0	99,827	32.8	774,097
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	52,572		40,717		52,780		359,723
Accrued pension and severance costs	2,357		2,614		2,344		23,094
Deferred income taxes, net	20,731		14,936		16,147		131,955
Other long-term liabilities	2,307		6,670		1,879		58,927

Total long-term liabilities	77,967	26.5	64,937	21.5	73,150	24.0	573,699
TOTAL LIABILITIES	169,468	57.6	152,557	50.5	172,977	56.8	1,347,796

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	24,959	8.5	15,598	5.2	25,487	8.4	137,804

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2004 and March 31, 2005, 139,531,708 shares at September 30, 2005; Outstanding 119,823,294 shares at September 30, 2004, 130,306,075 shares at September 30, 2005 and 119,481,411 shares at March 31, 2005	47,399	16.1	47,399	15.7	47,399	15.6	418,756
Additional paid-in capital	46,736	15.9	70,376	23.3	46,736	15.4	621,751
Legal Reserve	—		207	0.1	—		1,829
Retained earnings	32,152	10.9	41,308	13.7	37,776	12.4	364,944
Accumulated other comprehensive income	950	0.3	2,745	0.9	2,217	0.7	24,251

Total	127,237	43.2	162,035	53.7	134,128	44.1	1,431,531
Treasury stock, at cost- 8,914,272 shares, 9,225,633 shares and 9,256,155 shares at September 30, 2004, September 30, 2005 and March 31, 2005, respectively	(27,390)	(9.3)	(28,169)	(9.3)	(28,271)	(9.3)	(248,865)

Total stockholders’ equity	99,847	33.9	133,866	44.3	105,857	34.8	1,182,666

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥294,274	100.0	¥302,021	100.0	¥304,321	100.0	$2,668,266

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Operations (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005		Six months ended September 30, 2005
		%		%		%
NET REVENUES:
Product sales revenue	¥74,933		¥74,377		¥183,030		$657,099
Service revenue	39,076		37,493		77,661		331,239

Total net revenues	114,009	100.0	111,870	100.0	260,691	100.0	988,338

COSTS AND EXPENSES:
Costs of products sold	45,409		44,038		114,547		389,063
Costs of services rendered	33,205		36,572		65,816		323,103
Selling, general and administrative	23,544		23,798		52,192		210,247

Total costs and expenses	102,158	89.6	104,408	93.3	232,555	89.2	922,413

Operating income	11,851	10.4	7,462	6.7	28,136	10.8	65,925

OTHER INCOME (EXPENSES):
Interest income	239		365		518		3,225
Interest expense	(475)		(531)		(971)		(4,691)
Gain on sale of shares of an affiliated company	—		6,917		563		61,109
Other, net	(29)		122		(804)		1,077

Other income (expenses), net	(265)	(0.2)	6,873	6.1	(694)	(0.3)	60,720

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	11,586	10.2	14,335	12.8	27,442	10.5	126,645
INCOME TAXES:	5,819	5.1	7,167	6.4	7,902	3.0	(63,318)
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	5,767	5.1	7,168	6.4	19,540	7.5	63,327
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,590	1.4	204	0.2	2,761	1.1	(1,802)
EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	(2,551)	(2.3)	—	—	(6,293)	(2.4)	—

NET INCOME	¥1,626	1.4	¥6,964	6.2	¥10,486	4.0	$61,525

See accompanying notes to consolidated financial statements

PER SHARE DATA:	Yen			U.S. Dollars
	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005	Six months ended September 30, 2005
Basic net income per share	¥13.51	¥53.45	¥87.41	$0.47
Diluted net income per share	13.51	53.44	87.41	0.47

Weighted-average common shares outstanding	120,388,556	130,300,952	119,970,052

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Stockholders’ Equity (Unaudited)

For the six months ended September 30, 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net income				1,626			1,626
Cash dividends, ¥ 27.0 per share				(3,253)			(3,253)
Foreign currency translation adjustments					1,322		1,322
Net unrealized gains on available-for-sale securities					(253)		(253)
Repurchase of treasury stock						(1,724)	(1,724)

Balance at September 30, 2004	¥47,399	¥46,736	¥—	¥32,152	¥950	¥(27,390)	¥99,847

For the six months ended September 30, 2005

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Net income				6,964			6,964
Cash dividends, ¥ 27.0 per share				(3,225)			(3,225)
Foreign currency translation adjustments					749		749
Net unrealized losses on available-for-sale securities					(221)		(221)
Transfer from Retained Earnings			207				207
Transfer to Legal Reserve				(207)			(207)
Common stock issued		23,583					23,583
Stock compensation		57					57
Reissuance of treasury stock						102	102

Balance at September 30, 2005	¥47,399	¥70,376	¥207	¥41,308	¥2,745	¥(28,169)	¥133,866

See accompanying notes to consolidated financial statements

For the year ended March 31, 2005

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net income				10,486			10,486
Cash dividends, ¥54.0 per share				(6,489)			(6,489)
Foreign currency translation adjustments					2,285		2,285
Net unrealized gains on available-for-sale securities					(20)		(20)
Adjustment for minimum pension liability					71		71
Repurchase of treasury stock						(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857

For the six months ended September 30, 2005

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at September 30, 2004	$418,756	$412,899	$—	$333,740	$19,586	$(249,766)	$935,215
Net income				61,525			61,525
Cash dividends, $0.24 per share				(28,492)			(28,492)
Foreign currency translation adjustments					6,617		6,617
Net unrealized losses on available-for-sale securities					(1,952)		(1,952)
Transfer from Retained Earnings			1,829				1,829
Transfer to Legal Reserve				(1,829)			(1,829)
Common stock issued		208,348					208,348
Stock compensation		504					504
Reissuance of treasury stock						901	901

Balance at September 30, 2005	$418,756	$621,751	$1,829	$364,944	$24,251	$(248,865)	$1,182,666

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005	Six months ended September 30, 2005
Cash flows from operating activities:
Net income	¥1,626	¥6,964	¥10,486	$61,525
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,224	5,054	9,360	44,651
Allowance (Reversal) for doubtful receivables	(455)	814	(400)	7,191
Loss on sale or disposal of property and equipment, net	635	830	1,553	7,333
Loss on sale of marketable securities	46	—	46	—
Gain on sales of shares of an affiliated company	—	(6,917)	(563)	(61,110)
Equity in net loss of affiliated companies	2,551	—	6,293	—
Minority interest	1,590	204	2,761	1,802
Deferred income taxes	1,616	4,104	(7,615)	36,258
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	955	10,797	(5,632)	95,388
Decrease (increase) in inventories	(5,246)	(6,156)	2,949	(54,386)
Increase (decrease) in trade notes and accounts payable	(23)	(2,619)	352	(23,138)
Increase (decrease) in accrued income taxes	(1,418)	(10,268)	4,954	(90,715)
Other, net	446	(537)	3,216	(4,744)

Net cash provided by operating activities	6,547	2,270	27,760	20,055
Cash flows from investing activities:
Proceeds from sales of shares of affiliated companies	—	11,016	1,407	97,323
Capital expenditures	(7,764)	(6,187)	(15,818)	(54,660)
Proceeds from sales of property and equipment	333	2,310	696	20,408
Proceeds from sales of investments in marketable securities	22	—	22	—
Acquisition of a new subsidiary, net cash acquired	—	1,433	—	12,660
Decrease in lease deposits, net	165	(827)	(542)	(7,306)
Expenditure from acquisition of minority interests	—	(695)	—	(6,140)
Other, net	(647)	88	(108)	777

Net cash provided by (used in) investing activities	(7,891)	7,138	(14,343)	63,062
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	4,485	(3,632)	6,001	(32,088)
Repayments of long-term debt	(588)	(642)	(1,177)	(5,672)
Principal payments under capital lease obligations	(1,176)	(1,210)	(2,255)	(10,690)
Redemption of bonds	—	(15,000)	—	(132,521)
Dividends paid	(4,217)	(3,341)	(7,963)	(29,517)
Purchases of treasury stock by parent company	(1,724)	(29)	(2,605)	(256)
Purchases of treasury stock by subsidiaries	(3,555)	(1)	(3,593)	(9)
Other, net	(39)	15	(78)	134

Net cash used in financing activities	(6,814)	(23,840)	(11,670)	(210,619)
Effect of exchange rate changes on cash and cash equivalents	1,052	527	951	4,656
Net increase (decrease) in cash and cash equivalents	(7,106)	(13,905)	2,698	(122,847)
Cash and cash equivalents, beginning of the period	86,885	89,583	86,885	791,440

Cash and cash equivalents, end of the period	¥79,779	¥75,678	¥89,583	$668,593

See accompanying notes to consolidated financial statements

5. Segment Information (Unaudited)

(1) Operations in Different Industries

Six months ended September 30, 2004	Digital Entertainment	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥64,489	¥5,898	¥39,719	¥3,903	¥114,009
Intersegment	411	—	59	(470)	—

Total	64,900	5,898	39,778	3,433	114,009
Operating expenses	52,510	5,141	38,038	6,469	102,158

Operating income (loss)	¥12,390	¥757	¥1,740	¥(3,036)	¥11,851

Six months ended September 30, 2005	Digital Entertainment	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,864	¥4,727	¥40,553	¥726	¥111,870
Intersegment	807	—	56	(863)	—

Total	66,671	4,727	40,609	(137)	111,870
Operating expenses	53,623	4,724	39,928	6,133	104,408

Operating income (loss)	¥13,048	¥3	¥681	¥(6,270)	¥7,462

Year ended March 31, 2005	Digital Entertainment	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥11,641	¥78,843	¥7,410	¥260,691
Intersegment	874	2	263	(1,139)	—

Total	163,671	11,643	79,106	6,271	260,691
Operating expenses	131,018	10,201	77,059	14,277	232,555

Operating income (loss)	¥32,653	¥1,442	¥2,047	¥(8,006)	¥28,136

Six months ended September 30, 2005	Digital Entertainment	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$581,889	$41,762	$358,274	$6,413	$988,338
Intersegment	7,129	—	494	(7,623)	—

Total	589,018	41,762	358,768	(1,210)	998,338
Operating expenses	473,743	41,735	352,752	54,183	922,413

Operating income (loss)	$115,275	$27	$6,016	$(55,393)	$65,925

Notes:	1.	Primary businesses of each segment are as follows:
Digital Entertainment Segment: Digital Entertainment Segment contains former three business segments, Computer & Video Games, Toy & Hobby and Amusement, and two new business areas, Online and Multimedia to respond to the change on the digital entertainment market.
		Computer & Video Games:	Production, manufacture and sale of video game software for consoles.
Production of contents for mobile phones.
Distribution of video game software produced by third parties.
Production of online game software.
		Toy & Hobby:	Planning, production, manufacture and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.
		Amusement:	Planning, manufacture and sale of the content for amusement facilities such as video games and token-operated games.
		Online:	Creation of systems for online games.
Management and operation of online servers.
Distribution of the content for mobile phones.
		Multimedia:	Planning, production and sale of the products related to music and video.
Planning, production and sale of books and magazines.
		Gaming & System segment:	Production manufacture and sale of gaming machines for casinos and casino management systems.
		Health & Fitness Segment:	Management of fitness centers.
Production manufacture and sale of gaming machines and health-related products.
	2.	Computer & Video game Segment, Toy & Hobby Segment and Amusement Segment were reorganized to Digital Entertainment Segment effective on April 1, 2005. Thus, records in previous fiscal year are reclassified into new business segment.
	3.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	4.	“Corporate” primarily consists of administrative expenses of the Company.
	5.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	6.	Intersegment revenues primarily consist of Digital Entertainment segment to Health & Fitness segment sales of hardware and components from Amusement Health & Fitness.
	7.	Gaming segment had changed its name to Gaming & System segment from October 1, 2005.

(2) Operations in Geographic Areas

Six months ended September 30, 2004	Japan	Americas	Europe	Asia / Oceania / Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,676	¥14,422	¥10,099	¥3,812	¥114,009	—	¥114,009
Intersegment	21,709	852	51	43	22,655	¥(22,655)	—

Total	107,385	15,274	10,150	3,855	136,664	(22,655)	114,009
Operating expenses	94,885	15,097	9,915	3,188	123,085	(20,927)	102,158

Operating income	¥12,500	¥177	¥235	¥667	¥13,579	¥(1,728)	¥11,851

Six months ended September 30, 2005	Japan	Americas	Europe	Asia / Oceania / Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,332	¥12,358	¥5,120	¥4,060	¥111,870	—	¥111,870
Intersegment	11,396	881	22	64	12,363	¥(12,363)	—

Total	101,728	13,239	5,142	4,124	124,233	(12,363)	111,870
Operating expenses	93,063	13,557	6,923	3,268	116,811	(12,403)	104,408

Operating income	¥8,665	¥(318)	¥(1,781)	¥856	¥7,422	¥40	¥7,462

Year ended March 31, 2005	Japan	Americas	Europe	Asia / Oceania / Others	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Six months ended September 30, 2005	Japan	Americas	Europe	Asia / Oceania / Others	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$798,056	$109,179	$45,234	$35,869	$988,338	—	$988,338
Intersegment	100,681	7,783	194	565	109,223	$(109,223)	—

Total	898,737	116,962	45,428	36,434	1,097,561	(109,223)	988,338
Operating expenses	822,183	119,772	61,163	28,872	1,031,990	(109,557)	922,413

Operating income	$76,554	$(2,810)	$(15,735)	$7,562	$65,571	$354	$65,925

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes (Unaudited)

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of September 30, 2005 of ¥113.19 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”)

Subsequent events

For Six months ended September 30, 2004

The Board of Directors of the Company resolved a plan to set a limit to acquisition of treasury stock on October 21, 2004, pursuant to Article 211-3-1-2 of the Commercial Code of Japan to perform a timely and flexible capital strategy.

Details of the Limit to Acquisition of Treasury Stocks

1.	Type of shares to be acquired: Common Stock of the Company
2.	Number of shares to be acquired: 1.5 million shares (maximum)
3.	Total cost of shares to be acquired: 4.5 billion yen (maximum)
4.	Treasury stock acquiring schedule: From November 11, 2004 to May 10, 2005

For Six months ended September 30, 2005

The Company, Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”) hereby announce that their respective Boards of Directors’ decided through resolutions at meetings held on today, November 7, 2005, to merge Konami Sports Life into Konami Sports into new Konami Sports, and to effect share exchange share exchange between the new Konami Sports and the Company, and have executed a basic agreement among the three companies as parties thereto. The Company will also shift to a holding company structure by separating its digital entertainment business into a newly formed wholly owned subsidiary.

I. Merger of Konami Sports Life into Konami Sports into new Konami Sports and turning Konami Sports into wholly owned subsidiary of the Company by share exchange.

1.Objective

It is expected that the multiple needs of the Health & Fitness service industry will expand as the arrival of population ages, birth rates decline, and people become more health-conscious. To meet the change in the current environment, we plan to merge Konami Sports, which operates sports clubs, and Konami Sports Life, which provides health and fitness products and services, to create new markets and provide more kinds of health and fitness services. In addition, we plan to turn Konami Sports into a wholly owned subsidiary of the Company by share exchange to allocate management resources properly, speed up management decisions and maximize shareholder value.

2. Outline of merger

Schedule of the merger (planned)

January 5, 2006	Board of Director’s meeting to approve the resolution of basic agreement
January 26, 2006	Shareholders’ meeting for approval on merger contracts
February 28, 2006	Date of merger

Method of merger

Konami Sports will be the surviving company and Konami Sports Life will subsequently be dissolved.

Merger ratio

Registered name	Konami Sports Corporation (Surviving company)	Konami Sports Life Corporation (Dissolving company)
Merger ratio	1	3.99

Share allotment ratio

3.99 shares of Konami Sports will be allotted to 1 share of Konami Sports Life.

Basis for the determination of merger ratio

The calculation of the merger ratio was conducted by Nikko Cordial Securities Inc., (“Nikko”) independently and reasonably based on each subject company’s request.

Nikko calculated the range of the merger ratio using adjusted a net asset method for Konami Sports Life and the market share price method and the DCF method (Discounted Cash Flow method) for Konami Sports.

The merger ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this merger ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

Number of shares to be allotted with respect to the merger

Konami Sports will allot 15,760,500 shares of its common stock held as treasury stock, which includes 15,457,741 shares that will be succeeded from Konami Sports Life, to the Company as a shareholder of Konami Sports Life.

Cash paid due to merger

Cash will not to be paid for this merger.

3. Outline of share exchange

Share exchange schedule (planned)

January 5, 2006	Board of Director’s meetings to approve execution of on share exchange agreement.
January 26, 2006	Extraordinary Shareholders’ meetings for approval of share exchange agreement.
February 23, 2006	Date of delisting of Konami Sports.
March 1, 2006	Date of share exchange.

Method of share exchange

In the condition of effectiveness of merger between Konami Sports Life and Konami Sports, the Company and Konami Sports will execute share exchange that the Company will become a complete parent company and Konami Sports will become a wholly owned subsidiary.

Share exchange ratio

Registered name	Konami Corporation Complete parent company	Konami Sports Corporation A wholly owned subsidiary
Share exchange ratio	1	0.79

Share allotment ratio

0.79 shares of Konami will be allotted to 1 share of Konami Sports. However, there will be no share allotment for Konami Sports’ shares that will be allotted to the Company upon the merger between Konami Sports and Konami Sports Life.

Basis of calculation of share exchange ratio

The calculation of share exchange ratio was conducted by Nikko independently and reasonably based on each subject company’s request.

Nikko calculated the range of the share exchange ratio using the market share price method and the DCF method for Konami Corporation and Konami Sports.

The share exchange ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this share exchange ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

Number of shares will be allotted with respect to the share exchange

The Company will allot a total 9,898,911 shares of its common stock, including 4,024,078 newly issued shares and 5,874,833 shares held as treasury stocks.

Cash paid due to share exchange

Cash will not to be paid for this share exchange.

II. Shifting to holding company structure by company separation

1. Objective

The Konami group will endeavor to increase enterprise value and shareholder value and fulfill the social responsibility of the Konami group by achievement of the main aims provided below under the new holding company structure.

Improving management transparency

Konami group will endeavor to strengthen group governance through taking this opportunity to shift to a holding company structure, to build on the work on corporate governance we have done actively until now.

We will pursue management transparency by further strengthening of our group management structure, separating the decision and supervision functions of the group, delineating the execution function in each business clearly, speeding up our management decision making, and executing business evaluation and allocating management resources from our shareholders’ point of view.

Creating a speedy and flexible management structure.

We will make clear the position within our group that each of the Digital Entertainment Business, Health & Fitness Business and Gaming & System Business have within our group and try to respond more speedily and flexibly to changes in each business environment, with each of our group companies pursuing its area of specialty and creativity in each business area. In addition, we will try to create a structure that can execute business tie-ups, capital acquisitions and other activities more quickly.

Creating a complete profit responsibility structure.

We will make our profit responsibility structure clear by assessing the profitability of each business more completely.

The holding company will have functions of planning the corporate strategy of the entire group, planning for investment projects through the allocation of management resources and checking the status of business execution within each subsidiary. Business subsidiaries will make timely and speedy decisions in each company’s business area. Thus, we will aim to maximize our business values at the Konami group level.

2. Outline of company separation

Schedule of separation (planned)

January 5, 2006	Boards of Directors’ meeting for preparation of separation planning documents
January 26, 2006	Extraordinary shareholders’ meetings for approval of separation planning documents
March 31, 2006	Date of separation

Method of separation

The method to be used will be a company separation, with Konami (the Company) as the separating company and a newly established Konami Digital Entertainment as the succeeding company.

For the fiscal year ended March 31, 2005

On December 16, 2004, the Company entered into a plan of merger agreement with three of its consolidated subsidiaries, Konami STUDIO, Konami TYO and Konami JPN, which was approved in the extraordinary shareholders’ meeting of each company held on February 22, 2005. Under the terms of the agreement, 0.42, 1.00 and 0.81 of one share of the Company’ common stocks were exchanged for each common share of Konami STUDIO, Konami TYO and Konami JPN. The Company consummated the mergers on April 1, 2005, by issuing 10,794,142 new common shares to minority shareholders of those merged companies. The Company will account for the acquisition of additional equity interest in the merged companies as a step-acquisition.

On April 25, 2005, the Company sold its entire equity interest in Takara, an equity-method investee, for total cash consideration of ¥11,016 million. The sale resulted in a gain of ¥6,360 million.

On April 27, 2005, the Company acquired an additional 3,000,000 shares of Hudson’s newly issued common stock for total consideration of ¥1,434 million in cash. Accordingly, the Company’s equity ownership interest in Hudson increased from 45.47 % to 53.99 % and, as a result, Hudson became a consolidated subsidiary. The transaction will be accounted for as a step-acquisition.

On June 23, 2005, the shareholders of the Company approved the Company’s Board of Directors resolutions on May 10 and 19, 2005 for approval of the nine plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares issuable under the plans is 1,562,900 shares of common stock of the Company. The exercise periods will range from 4 months to 24 months through June 30, 2009, and exercise prices will range from ¥1,670 to ¥2,857, except for one plan for which the exercise price has not been set but will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date.

6. Summary of Non-consolidated Financial Results

for the Six Months Ended September 30, 2005

(Prepared in Accordance with Japanese GAAP)

November 7, 2005

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 7, 2005
Date of commencement of interim dividend payment:	November 30, 2005
Adoption of interim dividend system:	Yes
Adoption of unit trading system:	Yes (1 unit: 100 shares)

1. Financial Results for the Six Months Ended September 30, 2005

(1) Results of Operations

	(Figures truncated)
	Net revenues (¥ million)	Change	Operating income (¥ million)	Change	Ordinary income (¥ million)	Change
Six months ended September 30, 2005	¥51,016	(12.6)%	¥5,179	709.2%	¥9,408	155.3%
Six months ended September 30, 2004	58,350	(21.4)	640	(95.3)	3,685	(78.6)

Year ended March 31, 2005	134,117		4,261		13,447

	Net income (¥ million)	Change	Net income per share (¥)
Six months ended September 30, 2005	¥11,197	304.8%	¥85.93
Six months ended September 30, 2004	2,766	(75.1)	22.98

Year ended March 31, 2005	12,794		105.33

Notes:

1.	Weighted-average common shares outstanding

Six months ended September 30, 2005:	130,300,952 shares
Six months ended September 30, 2004:	120,388,556 shares
Year ended March 31, 2005:	119,970,052 shares
2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

(2) Dividends

	Cash dividends per share
	Interim (¥)	Annual (¥)
Six months ended September 30, 2005	¥27.00	—
Six months ended September 30, 2004	27.00	—

Year ended March 31, 2005	—	¥54.00

(3) Financial Position

	(Figures truncated)
	Total assets (¥ million)	Total stockholders’ equity (¥ million)	Equity-assets ratio (%)	Total stockholders’ equity per share (¥)
September 30, 2005	¥203,217	¥149,486	73.6	¥1,147.20
September 30, 2004	179,580	105,512	58.8	880.57

March 31, 2005	187,798	111,423	59.3	931.24

Notes:

Number of shares outstanding

September 30, 2005:	130,306,075 shares
September 30, 2004:	119,823,294 shares
March 31, 2005:	119,481,411 shares

Number of treasury stock

September 30, 2005:	9,225,633 shares
September 30, 2004:	8,914,272 shares
March 31, 2005:	9,256,155 shares

2. Financial Forecast for the Year Ending March 31, 2006

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)	Cash dividends per share
				Year-end (¥)	Annual (¥)

Year ending March 31, 2006				¥27.00	¥54.00

Note:

1. Non-consolidated financial forecast for the year ending March 31, 2006 is not disclosed.

7. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	September 30, 2004		September 30, 2005		March 31, 2005
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥32,470		¥57,773		¥37,121
Trade notes receivable	—		1		—
Trade accounts receivable	15,195		12,207		18,233
Inventories	6,592		13,061		5,585
Other (Note 1)	20,474		16,711		19,163
Allowance for doubtful accounts	(167)		(16)		(199)

Total current assets	74,566	41.5	99,738	49.1	79,904	42.5
FIXED ASSETS:
Tangible fixed assets (Note 2)	2,392		3,709		1,986
Intangible fixed assets	6,830		11,767		11,332
Investments and other assets	95,791		88,001		94,574
Investment securities	89,231		80,654		87,678
Other	6,685		7,446		7,008
Allowance for doubtful accounts	(125)		(98)		(111)

Total fixed assets	105,013	58.5	103,478	50.9	107,894	57.5

TOTAL ASSETS	¥179,580	100.0	¥203,217	100.0	¥187,798	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	September 30, 2004		September 30, 2005		March 31, 2005
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥5,887		¥1,448		¥5,662
Trade accounts payable	8,721		8,710		8,589
Current portion of long-term debt	912		2,152		912
Current portion of long-term bonds	15,000		15,000		15,000
Income taxes payable	134		573		3,245
Other (Note 4)	6,157		7,236		7,598

Total current liabilities	36,814	20.5	35,120	17.3	41,008	21.9
LONG-TERM LIABILITIES:
Straight bonds	30,000		15,000		30,000
Long-term debt	4,428		2,276		3,972
Allowance for directors’ retirement Benefits	1,354		1,332		1,354
Allowance for loss incurred by subsidiaries	1,430		—		—
Long-term deposits received	41		2		41

Total long-term liabilities	37,253	20.7	18,610	9.1	35,367	18.8

Total liabilities	74,067	41.2	53,730	26.4	76,375	40.7

STOCKHOLDERS” EQUITY:
Common Stock	47,398	26.4	47,398	23.3	47,398	25.2
Additional paid-in capital	47,106	26.2	60,236	29.6	47,106	25.1
Retained earnings	38,395	21.4	70,018	34.5	45,188	24.1
Legal reserve	—		206		—
Voluntary earned surplus	29,094		34,094		29,094
Unappropriated earned surplus	9,300		35,716		16,093
Net unrealized gains on available-for-sale securities	1	0.0	1	0.0	0	0.0
Treasury Stock	(27,389)	(15.2)	(28,168)	(13.8)	(28,271)	(15.1)

Total stockholders’ equity	105,512	58.8	149,486	73.6	111,423	59.3

TOTAL LIABILITIES AND STOCKHOLDERS” EQUITY	¥179,580	100.0	¥203,217	100.0	¥187,798	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005
		%		%		%
Net revenues	¥58,350	100.0	¥51,016	100.0	¥134,117	100.0
Cost of revenues	46,423	79.6	33,041	64.8	107,121	79.9

Gross profit	11,927	20.4	17,975	35.2	26,995	20.1
Selling, general and administrative expenses	11,286	19.3	12,795	25.1	22,733	16.9

Operating income	640	1.1	5,179	10.1	4,261	3.2
Non-operating income (Note 1)	3,339	5.7	4,505	8.8	9.838	7.3
Non-operating expenses (Note 2)	295	0.5	276	0.5	652	0.5

Ordinary income	3,685	6.3	9,408	18.4	13,447	10.0
Extraordinary income (Note 3)	0	0.0	5,788	11.3	1,722	1.3
Extraordinary losses (Note 4)	12	0.0	25	0.0	67	0.1

Income before income taxes	3,673	6.3	15,172	29.7	15,102	11.2
Income taxes:
Current	672		697		4,410
Deferred	234		3,277		(2,102)

Total income taxes	906	1.6	3,974	7.8	2,308	1.7

Net income	2,766	4.7	11,197	21.9	12,794	9.5
Unappropriated earned surplus carried forward	6,534		7,710		6,534
Received undistributed profit from merger	—		16,808		—
Interim cash dividends	—		—		3,235

Unappropriated earned surplus	¥9,300		¥35,716		¥16,093

See accompanying notes to non-consolidated financial statements

Basis of Presentation

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

Long-term prepaid expenses are amortized using the straight-line method.

5.	Provisions
(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

6.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters
(a)	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

Notes to Balance Sheets

1.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2004, is included in “Other” of current assets.

2.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	September 30, 2004	September 30, 2005	March 31, 2005
Accumulated depreciation of tangible fixed assets	¥3,306	¥5,734	¥3,949

3.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of Yen)
	September 30, 2004	September 30, 2005	March 31, 2005
Konami Software Shanghai, Inc.	¥87	¥97	¥—
	(US$ 785 thousand)	(US$ 863 thousand)	—

Total	¥87	¥97	¥—

4.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2005, is included in “Other” of current liabilities.

5.	Number of shares issued for the six months ended September 30, 2005.

Reason for Issue: Merger

Issued date: April 1, 2005

Number of shares issued: 10,794,142 shares

Issued price: -

Total capitalized amount: -

Notes to Statements of Operations

1.	Non-operating income mainly consists of the following:

Six months ended September 30, 2004:	Interest income: ¥ 35 million, Dividend income: ¥ 3,199 million, Foreign exchange gains: ¥ 57 million

Six months ended September 30, 2005:	Interest income: ¥ 29 million, Dividend income: ¥ 4,394 million, Foreign exchange gains: ¥ 4 million

Year ended March 31, 2005:	Interest income: ¥ 64 million, Dividend income: ¥ 9,418 million, Foreign exchange gains: ¥ 245 million

2.	Non-operating expenses mainly consist of the following:

Six months ended September 30, 2004:	Bond interest expenses: ¥ 200 million

Six months ended September 30, 2005:	Bond interest expenses: ¥ 200 million

Year ended March 31, 2005:	Bond interest expenses: ¥ 400 million

3.	Extraordinary income mainly consists of the following:

Six months ended September 30, 2004:	None

Six months ended September 30, 2005:	Gain on sale of shares of affiliated companies: ¥ 5,555million

Year ended March 31, 2005:	Gain on sale of shares of affiliated companies: ¥ 703 million

4.	Extraordinary losses mainly consist of the following:

Six months ended September 30, 2004:	Loss on sale and disposal of fixed assets : ¥ 12 million

Six months ended September 30, 2005:	Loss on sale and disposal of fixed assets: ¥ 25 million

Year ended March 31, 2005:	Loss on sale and disposal of fixed assets: ¥ 67 million

5.	Depreciation expense for each period is as follows:

	(Millions of Yen)
	September 30, 2004	September 30, 2005	March 31, 2005
Tangible fixed assets	¥464	¥634	¥1,303
Intangible fixed assets	285	1,352	715

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, accumulated impairment and ending balance of leased assets

	(Millions of Yen)
	September 30, 2004
	Acquisition cost	Accumulated depreciation	Ending balance
Tangible fixed assets	¥811	¥361	¥449
Intangible fixed assets	10	3	7

Total	¥821	¥364	¥456

	(Millions of Yen)
	September 30, 2005			March 31, 2005
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Tangible fixed assets	¥662	¥386	¥275	¥772	¥419	¥353
Intangible fixed assets	10	5	4	10	4	6

Total	¥672	¥391	¥280	¥782	¥423	¥359

2.	Obligations under finance leases

	(Millions of Yen)
	September 30, 2004	September 30, 2005	March 31, 2005
Due within one year	¥188	¥156	¥166
Due after one year	288	136	209

Total	¥476	¥292	¥375

3.	Lease payments, depreciation expense, interest expense and impairment loss

	(Millions of Yen)
	Six month ended September 30, 2004	Six month ended September 30, 2005	Year ended March 31, 2005
Lease payments	¥110	¥87	¥211
Depreciation expense	105	84	202
Interest expense	2	3	6

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

6.	There is no impairment loss allocated to lease assets.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	September 30, 2004			September 30, 2005			March 31, 2005
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥1,312	¥46,073	¥44,761	¥8,167	¥6,618	¥(1,548)	¥1,312	¥49,991	¥48,679
Investments in affiliated companies	12,194	15,005	2,810	—	—	—	12,194	14,756	2,562

Total	¥13,506	¥61,078	¥47,571	¥8,167	¥6,618	¥(1,548)	¥13,506	¥64,748	¥51,241

Subsequent Events

For Six months ended September 30, 2004

The Board of Directors of the Company resolved a plan to set a limit to acquisition of treasury stock on October 21, 2004, pursuant to Article 211-3-1-2 of the Commercial Code of Japan to perform a timely and flexible capital strategy.

Details of the Limit to Acquisition of Treasury Stocks

1.	Type of shares to be acquired: Common Stock of the Company

2.	Number of shares to be acquired: 1.5 million shares (maximum)

3.	Total cost of shares to be acquired: 4.5 billion yen (maximum)

4.	Treasury stock acquiring schedule: From November 11, 2004 to May 10, 2005

5.	Acquisition of method:

(a) Direct purchase from Securities Company

(b) Purchase through Securities Company by preannouncement

(c) Purchase through Securities Company by trust

For Six months ended September 30, 2005

1.	The Company merged with Konami Marketing Japan, Inc., (“KMJ”), a wholly owned consolidated subsidiary of the Company, effective on October 1, 2005, pursuant to resolutions of meetings of the Boards of Directors of the Company held on July 28, 2005.

Prior to the merger with the Company, KMJ divided its distribution and customer-service departments and established a new consolidated subsidiary “Konami Logistics and Service, Inc.”.

(1) Objective of Merger

KMJ has operated the sales, logistics and service distribution functions for the Company’s computer & video games, card games toys, and amusement arcade machines including advertisement,.

The Company will take over KMJ’s sales and promotion operations, and cover total functions from planning and production up to advertisement and sales promotion for the Company’s digital entertainment business. We believe that integrating KMJ’s businesses and management division into the Company will enable us to operate the business more effectively and timely.

(2) Method of Merger

The Company is the surviving entity and KMJ was subsequently dissolved. This merger took place without the approval of a meeting of the Company’s shareholders in accordance with Article 413-3-1 of the Japanese Commercial Code. In addition, KMJ divided its distribution and customer-service departments, and established a new consolidated subsidiary without the approval of a meeting of KMJ’s shareholders in accordance with Article 374-6-1 of the Japanese Commercial Code.

Effective date of Merger:	October 1, 2005
Merger Ratio

The Company	KMJ
1.00	1.00

Cash Paid for the Merger:	Cash will not be paid for the merger.

(3) Outline of Merging Companies

Registered name	The Company (Surviving company)	KMJ (Dissolved company)
Total Assets	187,798 million yen	13,857 million yen
Stockholders’ Equity	111,423 million yen	4,934 million yen
Number of employees	876 employees	304 employees
Capital	47,398 million yen	1,162 million yen
Total number of shares issued	128,737,566 shares	23,173 shares
Main Business	Planning, production and distribution activities of online games, consumer game software, card game, toys, contents for amusement facility and contents for mobile phone	Sales and promotion activities of consumer game software, card games toys and amusement machines for whole sale
Financial figures above are as ended March, 2005

(4) Outline of New Consolidated Company

Registered name	Konami Logistics and Service, Inc.
Number of employees	113 employees
Capital	100 million yen
Total number of shares issued	100 shares
Main business	Repair, customer-service, set-up and delivery of amusement and health & fitness related

2.	The Company, Konami Sports Life Corporation (hereafter referred as “Konami Sports Life”) and Konami Sports Corporation (hereafter referred as “Konami Sports”) hereby announce that their respective Boards of Directors’ decided through resolutions at meetings held on today, November 7, 2005, to merge Konami Sports Life into Konami Sports into new Konami Sports, and to effect share exchange share exchange between the new Konami Sports and the Company, and have executed a basic agreement among the three companies as parties thereto. The Company will also shift to a holding company structure by separating its digital entertainment business into a newly formed wholly owned subsidiary.

(1) Merger of Konami Sports Life into Konami Sports into new Konami Sports and turning Konami Sports into wholly owned subsidiary of the Company by share exchange.

A. Objective

It is expected that the multiple needs of the Health & Fitness service industry will expand as the arrival of population ages, birth rates decline, and people become more health-conscious. To meet cthe change in the current environment, we plan to merge Konami Sports, which operates sports clubs, and Konami Sports Life, which provides health and fitness products and services, to create new markets and provide more kinds of health and fitness services. In addition, we plan to turn Konami Sports into a wholly owned subsidiary of the Company by share exchange to allocate management resources properly, speed up management decisions and maximize shareholder value.

B. Outline of merger

Schedule of merger (planned)

            January 5, 2006           Board of Director’s meeting to approve the resolution of the basic agreement.

            January 26, 2006         Extraordinary shareholders’ meeting approval of merger contracts

            February 28, 2006       Date of merger

Method of merger

            Konami Sports will be the surviving company and Konami Sports Life will subsequently be dissolved.

Merger ratio

Registered name	Konami Sports Corporation (Surviving company)	Konami Sports Life Corporation (Dissolving company)
Merger ratio	1	3.99

            Share allotment ratio

                  3.99 shares of Konami Sports will be allotted to 1 share of Konami Sports Life.

            Basis for the determination of merger ratio

The calculation of the merger ratio was conducted by Nikko Cordial Securities Inc., (“Nikko”) independently and reasonably based on each subject company’s request.

Nikko calculated the range of the merger ratio using adjusted a net asset method for Konami Sports Life and the market share price method and the DCF method (Discounted Cash Flow method) for Konami Sports.

The merger ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this merger ratio may be changed after discussions between the subject companies in the event material changes in the basis of calculation occur.

            Number of shares to be allotted with respect to the merger

Konami Sports will allot 15,760,500 shares of its common stock held as treasury stock, which includes 15,457,741 shares that will be succeeded from Konami Sports Life, to the Company as a shareholder of Konami Sports Life.

            Cash paid due to merger

Cash will not to be paid for this merger.

3. Outline of share exchange

Share exchange schedule (planned)

January 5, 2006	Board of Director’s meeting to approve execution of the share exchange agreement.
January 26, 2006	Extraordinary shareholders’ meetings for approval of share exchange agreement.
February 23, 2006	Date of delisting of Konami Sports.
March 1, 2006	Date of share exchange.

Method of share exchange

In the condition of effectiveness of merger between Konami Sports Life and Konami Sports, the Company and Konami Sports will execute share exchange that the Company will become a complete parent company and Konami Sports will become a wholly owned subsidiary.

Share exchange ratio

Registered name	Konami Corporation Complete parent company	Konami Sports Corporation A wholly owned subsidiary
Share exchange ratio	1	0.79

Share allotment ratio

0.79 shares of the Company will be allotted to 1 share of Konami Sports. However, there will be no share allotment for Konami Sports’ shares that will be allotted to the Company upon the merger between Sports and Konami Sports Life.

Basis of calculation of share exchange ratio

The calculation of share exchange ratio was conducted by Nikko independently and reasonably based on each subject company’s request.

Nikko calculated the range of the share exchange ratio using the market share price method and the DCF method for Konami Corporation and Konami Sports.

The share exchange ratio was agreed after consideration and negotiation between the subject companies based on the above evaluations.

However, this share exchange ratio may be changed after discussions between the subject companies in that the event material changes in the basis of calculation occur.

Number of shares will be allotted with respect to the share exchange

The Company will allot a total 9,898,911 shares of its common stock, icluding 4,024,078 newly issued shares and 5,874,833 shares held as treasury stocks.

Cash paid due to share exchange

Cash will not to be paid for this share exchange.

II. Shifting to holding company structure by company separation

1. Objective

The Konami group will endeavor to increase enterprise value and shareholder value and fulfill the social responsibility of the Konami group by achievement of the main aims provided below under the new holding company structure.

Improving management transparency

Konami group will endeavor to strengthen group governance through taking this opportunity to shift to a holding company structure, to build on the work on corporate governance we have done actively until now.

We will pursue management transparency by further strengthening of our group management structure, separating the decision and supervision functions of the group, delineating the execution function in each business clearly, speeding up our management decision making, and executing business evaluation and allocating management resources from our shareholders’ point of view.

Creating a speedy and flexible management structure.

We will make clear the position within our group that each of the Digital Entertainment Business, Health & Fitness Business and Gaming & System Business have within our group and try to respond more speedily and flexibly to changes in each business environment, with each of our group companies pursuing its area of specialty and creativity in each business area. In addition, we will try to create a structure that can execute business tie-ups, capital acquisitions and other activities more quickly.

Creating a complete profit responsibility structure.

We will make our profit responsibility structure clear by assessing the profitability of each business more completely.

The holding company will have functions of planning the corporate strategy of the entire group, planning for investment projects through the allocation of management resources and checking the status of business execution within each subsidiary. Business subsidiaries will make timely and speedy decisions in each company’s business area. Thus, we will aim to maximize our business values at the Konami group level.

2. Outline of company separation

Schedule of separation (planned)

January 5, 2006	Boards of Directors’ meeting for approval of separation planning documents
January 26, 2006	Extraordinary shareholders’ meetings for approval of separation planning documents
March 31, 2006	Date of separation

Method of separation

The method to be used is a company separation, with the Company as the separating company and a newly established, Konami Digital Entertainment as the succeeding company.

3. Corporate profiles after shifting to holding company structure.

(1)	KONAMI CORPORATION

Main Business

Planning and execution of management strategy to improve the profitability of the entire group, as well as the management of business execution within each subsidiaries.

Head office location

2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

Representative

Chairman of the Board Kagemasa Kozuki

Capital                     47,398 million yen

Total Assets          Undecided

(2)	Konami Digital Entertainment Co., Ltd.

Main Business

Planning, production, manufacturing and distribution of online games, computer & video games, amusement machines, toys, card games, contents for mobile phone, music, image software, books, and magazines.

Head office location

6-10-1, Roppongi, Minato-ku, Tokyo, Japan

Representative

Representative Director and President Fumiaki Tanaka

Capital                Undecided

Total Assets        Undecided

(3)	Konami Sports & Life Corporation (Formerly Konami Sports Corporation)

Main Business

Management of sports clubs.

Operation of Fitness Clubs, and development, manufacturing and sales of health and care support machines and health and care support goods.

Providing health services and prevention of care.

Head office location

4-10-1, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan

Representative

Representative Director and President        Toshimitsu Oishi

Capital                    5,040 million yen

Total assets            Undecided

(*)Konami Sports Corporation will change its registered name to Konami Sports & Life Corporation on March 31, 2006, after executing share exchange.

4. Outline concerning company

(1)	Registered name	KONAMI CORPORATION As of September 30, 2005		Konami Sports Corporation As of September 30, 2005		Konami Sports Life Corporation As of September 30, 2005

(2)	Main business	Planning, production, and distribution of computer & video games, amusement machines, toys, card games, online games, contents for mobile phone, music, image software, books, and magazines.		Operating fitness clubs, swimming schools, gymnastic schools and other relating business.		Developing, manufacturing and sales on fitness and care support machines and fitness and care support goods.

(3)	Date of incorporation	March 19, 1973		March 14, 1973		December 16, 1975

(4)	Head office location	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		4-10-1, Higashi-shinagawa, Shinagawa-ku, Tokyo		4-10-27, Higashi-shinagawa, Shinagawa-ku, Tokyo

(5)	Representative	Kagemasa Kozuki, Chairman of the Board and CEO		Toshimitsu Oishi, Representative Director and President		Fumiaki Tanaka, Chairman of the Board

(6)	Capital	47,398 million yen		5,040 million yen		15,050 million yen

(7)	Total number of shares issued	139,531,708 shares		28,290,768 shares		3,950,000 shares

(8)	Shareholders’ Equity	149,486 million yen		11,368 million yen		30,630 million yen

(9)	Total assets	203,217 million yen		48,719 million yen		32,329 million yen

(10)	Financial year end	March 31		March 31		March 31

(11)	Number of employees	1,960 employees		1,507 employees		80 employees

(12)	Major venders and customers	(Suppliers) Sony Computer Entertainment Inc. Nintendo Co., Ltd. (Purchasers) Konami Digital Entertainment Inc.		(Suppliers) Konami Sports Life (Purchasers) Individual member, Corporate member		(Suppliers) Konami Corporation Japan Beverage Inc. (Purchasers) Konami Sports

(13)	Major shareholder’s and shareholding ratios	Kozuki Holding B.V.	9.69%	Konami Sports Life Corporation	54.64%	KONAMI CORPORATION	100.00%
		Kozuki Foundation For Sports and Education	9.69%	Japan Trustee Bank of Japan, Ltd.	2.45%
		The Master Trust Bank of Japan, Ltd,	7.46%
				Konami Sports Employee Stock Purchase Association	1.50%
		Japan Trustee Bank of Japan, Ltd.	7.46%
		KONAMI CORPORATION	6.61%

(14)	Main banks	Sumitomo Mitsui Banking Corporation		Bank of Tokyo-Mitsubishi Ltd.		Sumitomo Mitsui Banking Corporation

(15)	Relationship among concerning company

Capital	The Company owns 100% of the issued shares of Konami Sports Life. Konami Sports Life owns 54.64% of the issued shares of Konami Sports.
Personnel

The Chairman of the board of Konami Sports also serves as director of the Company.

The Chairman of the board of Konami Sports Life also serves as executive corporate officer of the Company and director of Konami Sports.

The President of Konami Sports also serves as President of Konami Sports Life.

Transactions	Konami Sports Life consigns the production of fitness machines to the Company. Konami Sports purchases fitness machines and health related goods from Konami Sports Life.

(16)Results for the last three fiscal years

A. KONAMI CORPORATION

	(Unit: million yen)
	Non-consolidated					Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005		March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	130,186	146,654	134,117	51,016		253,657	273,412	260,691	111,870
Operating income	11,577	13,303	4,261	5,179		(21,870)	40,713	28,136	7,462
Ordinary income	13,068	16,910	13,447	9,408		(22,096)	40,107	27,442	14,335
Net income	(11,284)	10,381	12,794	11,197		(28,519)	20,104	10,486	6,964
Net income per share	(92.82)	83.71	105.33	85.93		(234.58)	166.86	87.41	53.45
Annual dividend per share	54.00	54.00	54.00	27.00 (interim	)	—	—	—	—
Shareholders’ equity per share	872.38	894.08	931.24	1,147.20		750.35	847.66	885.97	1,027.32

B. Konami Sports Corporation

	(Unit: million yen)
	Non-consolidated					Consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005		March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	66,682	76,486	77,380	39,946		75,149	77,511	78,026	40,115
Operating Income	2,944	5,023	4,412	963		3,220	5,063	4,451	960
Ordinary income	2,791	4,738	3,965	833		3,002	4,771	4,003	827
Net income	950	1,157	1,204	301		933	1,155	1,216	291
Net income per share	34.67	43.81	48.08	12.50		34.05	43.71	48.59	12.07
Annual dividend per share	45.60	30.00	30.00	15.00 (interim	)	—	—	—	—
Shareholders’ equity per share	572.44	545.43	473.20	471.12		578.43	551.92	480.59	478.08

C. Konami Sports Life Corporation

	(Unit: million yen)
	Non-consolidated
Fiscal Year	March 31, 2003	March 31, 2004	March 31, 2005	September 30, 2005
Net sales	14,135	7,222	5,043	2,158
Operating income	585	(157)	(705)	(42)
Ordinary income	475	425	(242)	190
Net income	239	223	(253)	152
Net income per share	101.24	56.60	(64.09)	38.45
Annual dividend per share	—	—	—	—
Shareholders’ equity per share	7723.64	7,780.25	7,716.16	7,754.60

Note: There is no consolidated financial statement for Konami Sports Life Corporation

5. Future forecast after shifting to holding company structure

Forecasts for non-consolidated and consolidated operating results after company separation, merger and share exchange will be released as soon as they are determined.

For the fiscal year ended March 31, 2005

1.	The Company merged with Konami Computer Entertainment Studios, Inc, (“Konami STUDIO), Konami Computer Entertainment Tokyo, Inc, (“Konami TYO”) and Konami Computer Entertainment Japan, Inc. (“Konami JPN”), (collectively, the “Production Companies”) effective on April 1, 2005, under the approval of shareholders’ meetings of each company, held on February 22, 2005.

(1) Objective of Merger

Currently, for the Computer & Video Games business of Konami Group, Production Companies develop game software, and the Company merchandizes such game software as a publisher and then, the products are sold through sales subsidiaries in the Konami Group. With this merger, the Company will take over the three Production Company’s active role. As a result, the Company will be an integrated game software publisher taking functions, from planning and developing products to acquiring merchandizing rights and sales promotion, which will enable us to be faster and more flexible in making business decisions.

We will shift our managerial resources into the online game business which is expected to grow, integrating and sharing the creative forces and know-how in developing game software which each Production Company presently possesses separately. In addition, we will enhance the effectiveness of the merger by merging with Konami Online, Inc. on April 1, 2005, a wholly-owned subsidiary which is a core company in our online game business. We will also strive to improve synergy with our other businesses, including our Amusement business and Toy & Hobby business.

(2) Method of Merger

The Company is the surviving entity and absorbs Konami STUDIO, Konami TYO and Konami JPN, which was subsequently dissolved.

Effective date of Merger

April 1, 2005

Merger Ratio

Konami	Konami STUDIO	Konami TYO	Konami JPN
1.00	0.42	1.00	0.81

Cash paid for the Merger

The Company set an appraised basis as, 50% of net income for the year ending March 31, 2005, less interim dividend. Standard date is the day before the merger date, and was paid to shareholders’ of each company as shown in the table below.

Konami STUDIO	0 million yen	(0 yen / per share)
Konami TYO	424 million yen	(88.00 yen / per share)
Konami JPN	271 million yen	(55.50 yen / per share)

(3) Outline of Merging Companies

Registered name	Konami STUDIO	Konami TYO	Konami JPN
Net revenues	8,907 million yen	15,766 million yen	11,232 million yen
Net income	17 million yen	3,563 million yen	2,400 million yen
Total Assets	7,826 million yen	17,791 million yen	18,193 million yen
Stockholders’ Equity	5,371 million yen	13,039 million yen	14,658 million yen
Number of Employees	351 employees	293 employees	220 employees
Capital	1,213 million yen	2,323 million yen	3,366 million yen
Total number of shares issued	14,941,500 shares	14,601,840 shares	14,424,000 shares
Main business	Production, manufacture and sales for consumer game software	Production, manufacture and sales for consumer game software	Production, manufacture and sales for consumer game software

Financial figures above are as ended March 2005

2.	On April 11, 2005, pursuant to resolutions adopted at meeting of the Board of Directors, the Company supported HUDSON SOFT CO., LTD., (“Hudson”) by accepting a third party allotment of new shares of Hudson, an equity method affiliate of the Company. As a result, the Company owned 53.99% of Hudson shares and Hudson became a consolidated subsidiary of the Company.

(1) Objective of Merger

Hudson expected to record a large loss in the fiscal year ended March 31, 2005, which was expected to result in a substantial reduction in its net worth, and it requested the assistance of the Company in connection with the reorganization of its business and operations. The Company has decided to accept the request and support its company. The Company will support its reorganization and drive for synergy with its company especially in online business area.

(2) Method of acceptance of third share allotment of new shares

Number of Shares Acquired: 3,000,000 shares (Acquisition Cost: 1,434 million yen)

Date of Payment: April 27, 2005

(3) Outline of Hudson

Registered name	Hudson
Net revenues	11,605 million yen
Net income	(8,382) million yen
Total Assets	8,511 million yen
Stockholders’ Equity	744 million yen
Number of Employee	480 employees
Capital	4,347 million yen
Total number of shares issued	16,214,000 shares
Main business	Production, manufacture and sales of contents for mobile, online and consumer game software
Financial figures above are as ended March 2005

3.	The Company made a decision to sale Takara Co., Ltd. (“Takara”) shares, pursuant to resolutions adopted at meeting of the Board of Directors, held on April 25, 2005, and sold them on this very day.

(1) Objective of sales of shares

The Company held 20,104,000 shares, or 22.2% of the outstanding shares of Takara.

In July 2000, in response to a request from Takara, the Company accepted a third party allotment of new shares of Takara, and the Company has supported Takara since then. However, the business environment for both parties has changed drastically over the last 4 years and 9 months, prompting the Company to review its capital relationship with Takara, which led to its decision to sell its holdings of Takara shares.

(2) Outline of sale of holding shares

Number of Shares Owned before the Sale	20,104,000 shares
Number of Shares Sold	20,104,000 shares (Sale Price: 11,016 million yen)
Number of Shares Owned after the Sale	0 shares
Gain on the Sale	5,555 million yen (Non-Consolidated Basis)
Date of sale of holding shares	April 25, 2005

(3) Outline of Takara

Registered name	Takara
Net revenues	45,606 million yen
Net income	(20,385) million yen
Total Assets	43,423 million yen
Stockholders’ Equity	8,725 million yen
Number of Employees	484 employees
Capital	18,121 million yen
Total number of shares issued	90,462,244 shares
Main business	Production and sales of contents for toys

Financial figures above are as ended March 2005